Exhibit 12.1
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(dollars in thousands)

	Year Ended December 31,
	2010	2009	2008	2007	2006
Fixed charges — interest expensed	$245,543	$760,988	$2,144,378	$2,663,456	$2,672,910

Earnings
Income before assessments	$142,565	$201,541	$108,125	$177,235	$167,751
Fixed charges	245,543	760,988	2,144,378	2,663,456	2,672,910

Total earnings	$388,108	$962,529	$2,252,503	$2,840,691	$2,840,661

Ratio of earnings to fixed charges	1.58	1.26	1.05	1.07	1.06